JENNIFER M. KOEPKE
(415) 693-2144
jkoepke@cooley.com

August 1, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, DC 20549

Attention:	Matt Franker Pamela A. Long

RE:	Ad. Venture Partners, Inc. Registration Statement on Form S-4 File No. 333-142319

Dear Matt and Pamela:

Reference is made to Amendment No. 2 to Ad.Venture Partners, Inc.’s (“Ad.Venture”) Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2007 (“Amendment No. 2”). This letter is in response to your letter dated July 30, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding our proposed Canadian and United States tax opinions and revised Canadian and United States tax disclosure (the “Comment Letter”) that Ad.Venture filed as correspondence on July 30, 2007 and intends to file as part of Amendment No. 4 to its above referenced Registration Statement (“Amendment No. 4”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments and the revised United States and Canadian tax opinions, both clean and marked to show changes made to the opinions from the versions filed as correspondence on July 30, 2007. The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. As discussed, our responses and the enclosed opinions are being sent prior to the filing of Amendment No. 4 for your review.

Material U.S. Federal Income Tax Consequences of the Arrangement General

1.	We reissue comment 4 of our letter dated July 23, 2007.

Response: In response to the Staff’s comment, the following language on page 69 of Amendment No. 2 has been deleted: “is for general information only and.” The following language on page 72 of Amendment No. 2 has been deleted: “The comments made herein with respect to such joint tax elections are provided for general information only” and the language following that sentence has been revised as follows (revisions are indicated by the bold type): “The law in this area is complex and contains numerous technical requirements not discussed herein. Eligible holders (as described below) wishing to make a joint tax election should consult their own tax advisors.”

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker and Pamela A. Long
August 1, 2007
Page Two

Consequences of the Arrangement for U.S. Holders
Retraction or Redemption of Exchangeable Shares

2.
Please revise the prospectus disclosure to delete the statement that the disclosure appearing under this heading constitutes “a summary of the material U.S. federal income tax consequences to U.S. Holders receiving exchangeable shares . . . .” Please note that the disclosure in this section must be the opinion of counsel with respect to all material tax consequences and not merely a summary of the opinion of such tax consequences.

Response: In response to the Staff’s comment, the new section set forth in Attachment A will be added to the US tax disclosure:

3.
To the extent that counsel is unable to opine with respect to any material tax consequence of the exchange, for instance because the facts are currently unknown or the law is unclear, the prospectus disclosure should state the reason for counsel’s inability to opine and discuss the possible alternatives and risks to investors of each possible tax consequence. These factors should be specifically addressed under this heading, as the opinion of Cooley Godward, rather than referring to disclosure elsewhere in the tax disclosure, which the proposed exhibit filing states does not constitute the opinion of Cooley Godward. Similar revisions should be made with respect to the tax consequences of an exchange of the exchangeable shares if the issuance of such shares does not qualify as a reorganization, as discussed in the second bullet point under this heading.

Response: In response to the Staff’s comment, the new section set forth in Attachment A will be added to the US tax disclosure:

Opinion of McCarthyTétrault LLP

4.
Please submit a revised opinion of counsel with respect to Canadian tax matters that deletes the condition relating to the continuing accuracy of the information contained in the registration statement, as the tax opinion must speak as of the date of effectiveness of the registration statement. Submit a similarly revised opinion of Cooley Godward Kronish LLP with respect to the U.S. tax consequences of the exchange of the exchangeable shares issued by 6732097 Canada. Please also revise the prospectus disclosure to clarify that the tax opinion of Canadian counsel applies also to the disclosure appearing under “Redemption or Retraction of Exchangeable Shares by Purchaser.”

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker and Pamela A. Long
August 1, 2007
Page Three

Response: Please see the enclosed revised United States and Canadian tax opinions (enclosed are clean and marked versions of each opinion to show changes made to the opinions we filed as correspondence on July 30, 2007). Please see the revised prospectus disclosure on Attachment B hereto. Note that Attachment B is marked to show changes made to the disclosure in Amendment No. 2.

5.
The opinion of counsel should also be revised to remove qualifications that particular tax consequences (e.g., realization of a capital gain) will “generally” or “may” occur to clarify why counsel is unable to opine that the tax consequence in question “will occur,” as well as providing a description of the degree of uncertainty in the opinion and risk factor disclosure setting forth the risk to investors.

Response: Please see the enclosed revised Canadian tax opinion (enclosed are clean and marked versions of such opinion to show changes made to the opinion we we filed as correspondence on July 30, 2007).

6.
The revised opinion should also state why it does not address holders of the exchangeable shares who are affiliates of Ad.Venture or 6732097 Canada and the possible outcomes and risks to investors as a result of the absence of a tax opinion on this matter. Similar revisions should be made to address the absence of an opinion as to the tax consequences of a redemption or repurchase of the exchangeable shares in exchange for shares of Ad.Venture.

Response: We have been advised by McCarthy Tétrault LLP that the limitation concerning affiliates (as that term is defined for the purposes of the Income Tax Act (Canada)) of Ad.Venture and 6732097 Canada Inc. is customary in a tax opinion of this nature. In this regard, we understand that the Income Tax Act (Canada) contains a number of specific provisions that may be applicable to determine the Canadian tax consequences of transactions between affiliated parties and that such tax consequences may be materially different from the tax consequences to a non-affiliated person. An example would include the "stop-loss rules" which will apply in certain circumstances to deny or suspend a capital loss otherwise realized by a person upon a transfer of capital property to an affiliated person. The application and result of these specific rules will depend on the factual circumstances of the affiliated person and the specific transaction in question. From a materiality perspective, a person who is affiliated with Ad.Venture or 6732097 Canada Inc. for the purposes of the Income Tax Act (Canada) should be able to seek an opinion from McCarthy Tétrault LLP that would address the Canadian tax consequences of the transactions in light of their particular circumstances.

We also note that previous filings with the SEC on arrangements have not addressed the Canadian tax consequences of the arrangement to affiliates of the parties to the arrangement. In particular, we refer you to the following examples:

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker and Pamela A. Long
August 1, 2007
Page Four

• US Gold Corp. - File No. 333-138233-01 (S-4/January 2007);
• Adolph Coors Company - File No. 333-120776 (S-3/January 2005);
• Coeur d’Alene Mines Holding Company - File No. 333-117325 (S-4/August 2004);
• HEARX Ltd. - File No. 333-73022 (S-4/May 2002); and
• Solectron Corporation - File No. 333-69182 (S-4/October 2001).

The opinion of McCarthy Tétrault LLP has been revised to include the the tax consequences of a redemption or repurchase of the exchangeable shares in exchange for shares of Ad.Venture.

Please do not hesitate to contact me at (415) 693-2144 if you have any questions or would like additional information.

Sincerely,

/s/ Jennifer Koepke
Jennifer Koepke

cc: Howard S. Balter, Chairman and Chief Executive Officer, Ad.Venture Partners, Inc.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Attachment A

Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares

In the opinion of Cooley Godward Kronish LLP, U.S. counsel to Ad.Venture, the following is an accurate description of the material U.S. federal income tax consequences to persons who will become holders of exchangeable shares (and certain voting rights and related rights) and who exchange such shares (and rights) for shares of Ad.Venture common stock in a retraction, redemption or purchase transaction pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (Appendix I in the Plan of Arrangement). This description does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties. Holders of exchangeable shares (and certain voting rights and related rights) should consult their own tax advisors concerning the tax consequences of a retraction, redemption or purchase transaction.

This description is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of a retraction, redemption or purchase transaction. This description assumes that holders of exchangeable shares (and certain voting rights and related rights) hold their shares (and rights) as capital assets. Except as expressly indicated below (see the section below entitled “Consequences of a Retraction, Redemption or Purchase Transaction for non-U.S. Holders”), this discussion does not address the consequences of a retraction, or redemption or purchase transaction to any person that is not a U.S. Holder as defined below. This description does not address all tax consequences that may be relevant to particular holders in light of their individual circumstances, or the tax consequences to holders subject to special tax rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	broker-dealers;

•	traders;

•	expatriates;

•	tax-exempt organizations;

•	persons who are or will be subject to the alternative minimum tax;

•	persons who will hold exchangeable shares (and certain voting rights and related rights) as a position in a “straddle” or as part of a hedging,” “conversion” or other risk reduction transaction;

•	persons that have a functional currency other than the U.S. dollar;

•
persons who acquire their exchangeable shares (and certain voting rights and other rights) in exchange for 180 Connect common shares that were acquired through share option or share purchase programs or other compensation arrangements; and

•	any person that will hold its exchangeable shares (and certain voting and other rights) through a partnership or other pass-through entity.

No ruling has been or will be sought from the Internal Revenue Service as to the tax consequences of a retraction, redemption or purchase transaction, and the following description is not binding on the Internal Revenue Service or the courts. As a result, the Internal Revenue Service could adopt a contrary position, and a contrary position could be sustained by a court.

We urge each person who will become a holder of exchangeable shares (and certain voting rights and related rights) to consult his or her own tax advisor regarding the U.S. federal income and other tax consequences of a retraction, redemption or purchase transaction to such holder.

For purposes of this discussion, a “U.S. Holder” means a person who will become a holder of exchangeable shares (and certain voting rights and related rights) that is:

•	a citizen or resident of the United States;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

A “Non-U.S. Holder” is a holder other than a U.S. Holder.

If a partnership or other pass-through entity holds exchangeable shares (and certain voting rights and related rights), the tax treatment of a member of the partnership or other pass-through entity will generally depend upon the status of the member and the activities of the partnership or other entity. Partnerships and other pass-through entities holding exchangeable shares (and certain voting rights and related rights) and their members, should consult their tax advisors regarding the tax consequences of a retraction, redemption or purchase transaction to them.

Consequences of a Retraction, Redemption or Purchase Transaction for U.S. Holders

The U.S. federal income tax consequences of a retraction, redemption or purchase transaction to U.S. holders will depend on whether the exchangeable shares (and certain voting rights and related rights) are treated as shares of Purchaser stock or shares of Ad.Venture common stock for U.S federal income tax purposes. The exchangeable shares (and certain voting rights and related rights) will be substantially economically equivalent to Ad.Venture common stock because the exchangeable shares will (i) have economic rights (e.g., the right to dividends and liquidating distributions) and legal rights (e.g., voting rights) that are substantially similar to the economic and legal rights of Ad.Venture common stock, and (ii) be allowed to convert, or forced to convert under certain circumstances (e.g., the liquidation of Purchaser or the passage of two years from the closing of the arrangement) into Ad.Venture common stock at a price that will result in a holder receiving the same number of shares of Ad.Venture common stock (adjusted for stock splits and stock dividends) that the holder would have received at the time the arrangement was closed had the holder not elected to receive exchangeable shares in Purchaser.

There is no direct authority addressing the proper characterization of financial instruments with characteristics similar to the exchangeable shares (and certain voting rights and related rights) for U.S. federal income tax purposes. As a consequence, it is not possible to determine whether the exchangeable shares (and certain voting rights and related rights) will be treated as shares of Purchaser stock or shares of Ad.Venture common stock for U.S. federal income tax purposes. Because the U.S. federal income tax consequences of a retraction, redemption or purchase transaction will depend on such treatment, it is only possible to describe such consequences in the alternative.

If the exchangeable shares (and certain voting rights and related rights) are treated as shares of Ad.Venture common stock for U.S federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares (and certain voting rights and related rights) are exchanged for shares of Ad.Venture common stock) will have no U.S. federal income tax consequences for U.S. Holders.

If the exchangeable shares (and certain voting and other rights) are not treated as shares of Ad.Venture common stock for U.S federal income tax purposes, then subject to the discussion below in the section entitled “Passive Foreign Investment Companies”, a retraction, redemption or purchase transaction (in which exchangeable shares (and certain voting rights and related rights) are exchanged for shares of Ad.Venture common stock) will have the following tax consequences:

•
The U.S. Holder will recognize capital gain or loss equal to the difference between (i) the fair market value of the shares of Ad.Venture common stock and (ii) the holder’s adjusted basis in the exchangeable shares (and certain voting and related rights);

•	The aggregate tax basis in the Ad.Venture common stock received by the U.S. Holder will generally equal the fair market value of such stock; and

•	The holding period in the Ad.Venture common stock received by the U.S. Holder will begin the day after the retraction, redemption or purchase transaction.

Gain or loss recognized will be long-term capital gain or loss if the holder’s holding period for the exchangeable shares (and certain voting rights and related rights) surrendered exceeds one year on the day of the retraction, redemption or purchase transaction. The deductibility of capital losses is subject to limitations. U.S. Holders who acquired multiple blocks of exchangeable shares (and certain voting rights and related rights) at different prices or different times should consult their tax advisors concerning the allocation of basis to the shares of Ad.Venture common stock received in exchange for their exchangeable shares (and certain voting and other rights).

Passive Foreign Investment Companies

In general, if exchangeable shares (and certain voting rights and related rights) held by a U.S. Holder are treated as shares of a “passive foreign investment company,” gain on the retraction, redemption or purchase of exchangeable shares (and certain voting rights and related rights) for shares of Ad.Venture common stock will be taxed under the passive foreign investment company “excess distribution regime,” unless the U.S. Holder shall have made a timely “qualified electing fund” election or “mark-to-market” election. Under the excess distribution regime, federal income tax on the gain is calculated by allocating the gain ratably to each day the U.S. Holder held such shares. Gain allocated to years preceding the first year in which Purchaser was a passive foreign investment company in the U.S. Holder’s holding period and gain allocated to the current year would be treated as gain arising in the current year and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest ordinary income tax rate in effect for each of those years. Interest would be calculated and added to the tax due as if the tax was due and payable with the U.S. Holder’s tax returns for those years.

Ad.Venture does not believe purchaser will be a passive foreign investment company for the current taxable year. However, there can be no assurance that Purchaser will not be treated as a passive foreign investment company in the future. Purchaser will be classified as a passive foreign investment company for any taxable year in which either: (a) 75 percent or more of its gross income was passive income; or (b) 50 percent or more of the value of its average assets consisted of assets that produced, or were held for the production of, passive income (passive assets for this purpose includes cash and cash equivalents held as working capital). Subject to certain limited exceptions, exchangeable shares (and certain voting rights and related rights) held (or deemed held) by a U.S. Holder at any time during a taxable year in which Purchaser is a passive foreign investment company will be treated as shares of a passive foreign investment company in the hands of the holder for all subsequent years, even though Purchaser does not meet the gross income or passive asset thresholds necessary to be classified as a passive foreign investment company in a subsequent year.

The passive foreign investment company rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of any gain to a U.S. Holder. Accordingly, U.S. Holders are strongly urged to consult their tax advisors to determine the potential application of the passive foreign investment company rules to their particular circumstances and any elections available for alternative treatment.

Consequences of a Retraction, Redemption or Purchase Transaction for Non-U.S. Holders

If the exchangeable shares (and certain voting rights and related rights) are treated as shares of Ad.Venture common stock for U.S federal income tax purposes, a retraction, redemption or purchase transaction (in which exchangeable shares (and certain voting rights and related rights) are exchanged for shares of Ad.Venture common stock) will have no U.S. federal income tax consequences for Non-U.S. Holders.

If the exchangeable shares (and certain voting rights and related rights) are not treated as shares of Ad.Venture common stock for U.S. federal income tax purposes gain or loss will be recognized.  A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the exchange of exchangeable shares (and certain voting rights and related rights) for Ad.Venture common stock unless (i) the gain is effectively connected with a trade or business conducted by such holder in the United States, or (ii) in the case of a Non-U.S. Holder who is a non resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

If you are a Non-U.S. Holder described in (i) above, you may be required to pay tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a statutory rate of 30%. If you are an individual Non-U.S. Holder described in (ii) above, you may be required to pay a flat 30% tax on the gain derived from the exchange.

Information Reporting Requirements and Backup Withholding

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

Certain noncorporate holders of exchangeable shares (and certain voting rights and related rights) may be subject to backup withholding, currently at a 28% rate, on amounts received pursuant to a retraction, redemption or purchase transaction. Backup withholding generally will not apply, however, to a holder of exchangeable shares (and certain voting rights and related rights) who:

•
furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holders of exchangeable shares (and certain voting rights and related rights) following a retraction, redemption or purchase transaction;

•	provides a certification of foreign status on Internal Revenue Service Form W-8BEN or other appropriate form; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules may be eligible for a refund or allowed as a credit against a holder’s U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

EACH HOLDER OF EXCHANGEABLE SHARES (AND CERTAIN VOTING RIGHTS AND RELATED RIGHTS) IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF A RETRACTION, REDEMPTION OR PURCHASE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Attachment B

Redemption or Retraction of Exchangeable Shares by Purchaser

To the extent that the following summary under this section entitled “Redemption or Retraction of Exchangeable Shares by Purchaser” contain statements or conclusions of law, these summaries are supported by, and provide a complete description of the statements and conclusions of law contained in the opinion of McCarthy Tetrault LLP, Canadian Counsel to Ad.Venture, a copy of which has been filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part.

On a redemption (including pursuant to a retraction request) of an exchangeable share by Purchaser, a holder (except in the case where a holder is a corporation to which subsection 55(2) of the Canadian Tax Act applies) will be deemed to receive a dividend equal to the amount by which the “redemption proceeds” exceed the paid-up capital (for the purposes of the Canadian Tax Act) of the exchangeable share redeemed. On the redemption, the holder of an exchangeable share will be considered to have disposed of the exchangeable share for proceeds of disposition equal to the redemption proceeds less the amount of the deemed dividend. A holder will realize a capital loss (or a capital gain) equal to the amount by which the sum of (a) the adjusted cost base to the holder of the exchangeable share and (b) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. The redemption proceeds of an exchangeable share for this purpose will generally equal the fair market value of the Ad.Venture common stock received at the time of the redemption adjusted for certain declared and unpaid dividends (it is not anticipated that there will be any such adjustments as Ad.Venture and Purchaser do not anticipate declaring or paying dividends in the foreseeable future).

Dividends deemed to be received by an individual (including most trusts) will be included in computing the individual’s income for the taxation year in which such deemed dividends are received and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations.

Dividends deemed to be received by a corporation will be included in the corporation’s income for the taxation year in which such deemed dividends are received and may be deductible in computing the corporation’s taxable income. In the case of a private corporation (as defined in the Canadian Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such holder may be liable to pay a refundable tax under Part IV of the Canadian Tax Act of 33 1Ú3% on the dividends deemed to be received, to the extent such deemed dividends are deductible in computing taxable income. In circumstances where subsection 55(2) of the Canadian Income Tax Act applies, all or part of the corporate holder’s deemed dividend arising on a redemption of their exchangeable shares may be treated as proceeds of disposition (resulting in a capital gain or capital loss as outlined below) and not as a deemed dividend. Subsection 55(2) of the Canadian Tax Act will not apply on a redemption of exchangeable shares unless the holder would have received a capital gain if it disposed of its exchangeable shares at fair market value immediately before their redemption and the redemption resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the holder’s sale income in respect of their exchangeable shares. A corporate holder of exchangeable shares should consult their own tax advisor for advice with respect to their particular circumstances and the potential application of the foregoing provisions as their tax consequences may vary depending on their circumstances.

For a description of the tax treatment of capital gains or losses, see the section entitled “Taxation of Capital Gains or Capital Losses” below.

The cost of the Ad.Venture common stock received by a holder of exchangeable shares on the redemption or retraction of an exchangeable share by Purchaser will equal the fair market value of such Ad.Venture common stock at the time of the redemption or retraction.

Purchase of Exchangeable Shares by Canco

To the extent that the following summary under this section entitled "Purchase of Exchangeable Shares by Canco” and the summary under the section "Taxation of Capital Gains or Capital Losses" below contain statements or conclusions of law, these summaries are supported by, and provide a complete description of the statements and conclusions of law contained in, the opinion of McCarthy Tetrault LLP, Canadian counsel to Ad.Venture, a copy of which has been filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part.

On the acquisition of an exchangeable share by Canco for Ad.Venture common stock, the holder of that exchangeable share will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (a) the adjusted cost base of the exchangeable share to the holder and (b) any reasonable costs of disposition. For this purpose, the proceeds of disposition to a holder in respect of an acquisition of an exchangeable share will generally equal the fair market value of Ad.Venture common stock received at the time of the disposition adjusted for certain declared and unpaid dividends (it is not anticipated that there will be any such adjustments as Ad.Venture and Purchaser do not anticipate declaring or paying dividends in the foreseeable future). The acquisition by Canco of an exchangeable share from a holder will not result in a deemed dividend to the holder. For a description of the tax treatment of capital gains and losses, see the section entitled “Taxation of Capital Gains or Capital Losses” below.

On October 18, 2000, the Minister of Finance (Canada) announced that the Department of Finance would consider future amendments to the Canadian Tax Act to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. It is possible that, in certain circumstances, these contemplated amendments, if enacted into law, could in the future allow a holder of exchangeable shares to exchange such shares for Ad.Venture common stock on a tax-deferred basis. No specifics have been announced regarding these contemplated amendments and in particular with respect to the various requirements that would have to be satisfied in order to permit a holder of exchangeable shares to exchange such shares on a tax deferred basis or whether these requirements could be satisfied in the circumstances.

July ●, 2007

VIA COURIER

Ad.Venture Partners, Inc.
360 Madison Avenue
21st Floor
New York, New York 10017
U.S.A.

Dear Sirs/Mesdames:

We acted as Canadian counsel to Ad.Venture Partners, Inc., a Delaware corporation (the “Company”), in connection with the proposed business combination (the “Combination”) with 180 Connect Inc. (“180 Connect”), a Canadian corporation. The Combination and certain proposed transactions incidental thereto are described in the Company’s Form S-4 Registration Statement (Registration No.333-142319) filed with the Securities and Exchange Commission (the “Registration Statement”). This opinion is being rendered pursuant to the requirements of Item 601(b)(8) of Regulation S-k under the Securities Act of 1933, as amended.

In conjunction with this opinion, we have examined and relied upon, without independent investigation, as to matters of fact, the Registration Statement and the Arrangement Agreement dated March 13, 2007, as amended. Our opinion is expressly conditional upon, among other things, the accuracy and completeness as of the date hereof of all of such facts, information, covenants, statements and representations included in the Registration Statement.

In rendering our opinion, we have considered the applicable provisions of the Income Tax Act (Canada) and the regulations promulgated thereunder, our understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”), all in effect as of the date hereof. We have also considered any specific proposal to amend the Income Tax Act (Canada) and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. Because this opinion is being delivered prior to the effective date of the Combination, it must be considered prospective and dependent on future events. There can be no assurances that changes in the law will not take place that could effect the Canadian federal income tax consequences arising on the exchange of shares of 6732097 Canada Inc. for shares of the Company or that a contrary position may not be taken by the CRA.

This opinion is limited to the Canadian federal income tax consequences arising on the exchange of shares of 6732097 Canada Inc. for shares of the Company and the redemption or retraction of shares of 6732097 Canada Inc. for shares of the Company. Further, this opinion is only applicable to 6732097 Canada Inc. shareholders who are resident in Canada, deal at arm’s length and are not affiliated with 6732097 Canada Inc., the Company and 1305699 Alberta ULC and hold their 6732097 Canada Inc. shares as capital property and will hold their shares of the Company as capital property, all for purposes of the Income Tax Act (Canada). 6732097 Canada Inc. shares and shares of the Company will generally be considered to be capital property of a holder unless such holder holds such shares in the course of carrying on a business of buying and selling securities or such holder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade.

This opinion is not applicable to a shareholder of 6732097 Canada Inc. that is a “financial institution” within the meaning of section 142.2 of the Income Tax Act (Canada) or a “specified financial institution” within the meaning of the Income Tax Act (Canada), or to a shareholder of 6732097 Canada Inc. an interest in which is a “tax shelter investment” for purposes of the Income Tax Act (Canada).

In our opinion, a shareholder of 6732097 Canada Inc. who exchanges their shares of 6732097 Canada Inc. for shares of the Company (other than in the case of a redemption or retraction of shares of 6732097 Canada Inc., which is outlined below) will realize a capital gain (or capital loss) in the year of the exchange equal to the amount by which the proceeds of disposition (the fair market value of the shares of the Company received pursuant to the share exchange) of the 6732097 Canada Inc. shares is greater (or less) than the aggregate of the shareholder’s adjusted cost base of their shares of 6732097 Canada Inc. and any reasonable costs of the exchange. One-half of any capital gain (a “taxable capital gain”) realized by a shareholder in a taxation year must be included in the shareholder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a shareholder in a taxation year must be deducted from taxable capital gains realized by the shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Income Tax Act (Canada).

The amount of any capital loss realized by a shareholder that is a corporation on the disposition of shares of 6732097 Canada Inc. may be reduced by the amount of dividends received or deemed to be received by the shareholder on such shares (or on shares for which the shares have been substituted) to the extent and under the circumstances described in the Income Tax Act (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares of 6732097 Canada Inc., directly or indirectly, through a partnership or a trust.

A holder of shares of 6732097 Canada Inc. that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Income Tax Act (Canada)) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Income Tax Act (Canada)), including taxable capital gains, depending on their particular circumstances. Such holders should consult their own tax advisor for advice with respect to their particular circumstances.

In the case of a redemption or retraction of shares for shares of the Company, in our opinion a holder (except in the case where the holder is a corporation to which subsection 55(2) to the Income Tax Act (Canada) applies) will be deemed to receive a dividend equal to the amount by which the redemption proceeds exceed the paid up capital (for purposes of the Income Tax Act (Canada)) of the 6732097 Canada Inc. shares redeemed. On a redemption, a holder of a 6732097 Canada Inc. shares will be considered to have disposed of their 6732097 Canada Inc. shares for proceeds of disposition equal to the redemption proceeds less the amount of the deemed dividend. A holder will realize a capital loss (or a capital gain) equal to the amount by which the sum of (a) the adjusted cost base to the holder of the 6732097 Canada Inc. exchangeable shares and (b) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. The redemption proceeds of a 6732097 Canada Inc. exchangeable share for this purpose will be equal to the fair market value of the Company’s common stock received at the time of the redemption, subject to adjustment for a certain declared and unpaid dividends.

Dividends deemed to be received by an individual (including most trusts) will be included in computing the individual’s income for the taxation year in which such deemed dividends are received and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

Dividends deemed to be received by a corporation will be included in the corporation’s income for the taxation year in which such deemed dividends are received and may be deductible in computing the corporation’s taxable income. In the case of a private corporation (as defined in the Income Tax Act (Canada)) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such holder may be liable to pay a refundable tax under Part IV of the Income Tax Act (Canada) in the amount of 33 1/3% of the dividends deemed to be received, to the extent such deemed dividends are deductible in computing taxable income. In circumstances where subsection 55(2) of the Income Tax Act (Canada) applies, all or part of the corporate holders’ deemed dividends arising on a redemption or retraction of their 6732097 Canada Inc. shares may be treated as proceeds of disposition (resulting in a capital gain or loss as discussed above) and not as a deemed dividend.

Subsection 55(2) of the Income Tax Act (Canada) will not apply on a redemption or a retraction of the 6732097 Canada Inc. shares unless the holder would have realized a capital gain if it disposed of its shares of 6732097 Canada Inc. at fair market value immediately before their redemption or a retraction and the redemption or retraction resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the holders’ safe income in respect of the particular shares. A corporate shareholder of 6732097 should consult their own tax advisor for advice with respect to their particular circumstances and the potential application of the foregoing provisions as their tax consequences may vary depending on their circumstances.

We have not considered and we render no opinion on any aspect of law other than as is expressly set forth above.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and consent to the use of our name in conjunction therewith. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, for the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

This opinion speaks only as of the date hereof and we disclaim any duty to update such opinion.

Yours very truly,
McCarthy Tétrault LLP

RWN/dw

MARK M. HRENYA
T: (720) 566-4217
F: (720) 566-4099
mhrenya@cooley.com

July 31, 2007

Ad.Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, NY 10017

Ladies and Gentlemen:

We acted as counsel to Ad.Venture Partners, Inc. (“Ad.Venture”) in connection with the arrangement described in the Plan of Arrangement contemplated by the Arrangement Agreement, dated as of March 13, 2007, between Ad.Venture, 6732097 Canada, Inc. (“Purchaser”), a corporation organized under the laws of Canada and an indirect subsidiary of Ad.Venture , and 180 Connect, Inc., a corporation organized under the laws of Canada, as described in the Registration Statement of Ad.Venture Partners, Inc. filed on Form S-4 (Registration No. 333-142319) (the “Registration Statement").

We hereby confirm, based on the assumptions and subject to the qualifications and limitations set forth therein, that the statements contained in the section of the Registration Statement captioned "U.S. Federal Income Tax Consequences of a Retraction, Redemption or Purchase of Exchangeable Shares" to the extent that such statements constitute statements of law or legal conclusions, reflect our opinion, with respect to the matters set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference of Cooley Godward Kronish LLP under the captions U.S. Federal Income Tax Consequences of a Retraction, Redemption or Purchase Transaction" and "Legal Opinions."

Sincerely,

Cooley Godward Kronish LLP

_________________________
Mark M. Hrenya